June 29, 2006

By Facsimile (202-772-9210) and as correspondence on Edgar
----------------------------------------------------------

Mr. Steven Jacobs
Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:  Home Properties, Inc.
     Form 10-K for the year ended December 31, 2005
     File No. 001-13136

Dear Mr. Jacobs:

The  following  information  responds  to  the  comments  of  the  staff  of the
Securities and Exchange Commission  contained in your letter dated June 9, 2006.
The  numbering of the  responses  corresponds  to the numbered  comments on your letter.

Form 10-K for the Year Ended December 31, 2005
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Financial Statements
--------------------

Summary of Significant Accounting Policies
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Legal Settlement, page F-13
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1.   The settlement  described involved a claim against the Company's  insurance broker for  failure to secure  insurance  policies  at the  contracted  for premium rates. The Company  accounted for the settlements by amortizing the amount of each  settlement  over the  periods in which the  contracts  were breached and the loss was sustained,  [in effect the equivalent of reducing the  insurance  premiums  paid for the  applicable  periods].  The  Company considered  the matching  principal  in  accounting  for this  transaction,
     matching  the  settlement   with  the  period  the  expense  was  incurred.
     Background: The Company commenced a lawsuit against its insurance broker in
     May 2001 for breach of contract  to recover  increased  insurance  premiums that were incurred or scheduled to be incurred  after the broker was unable to deliver insurance  policies at the rate guaranteed for three consecutive policy periods.

     The Company policy periods ran from November 1 to October 31 of each of the three years ended October 2000-2002. The insurance broker was able to honor the  insurance  premiums  at the  contracted  rate  for the  policy  period
     November  1, 1999 to  October  31,  2000.  The  broker was unable to secure insurance at the  guaranteed  rate for the next two policy  periods and the
     Company was forced to seek  alternative  coverage  with  another  insurance provider.  A settlement  agreement was signed and the settlement  amount of
     $4.9 million was received in October 2001.  The  settlement of $4.9 million was split for accounting  purposes based on the increased  premium  expense for the policy periods November 1, 2000 to October 31, 2001 and November 1,
     2001 to October  31,  2002.  The amount of the  settlement  relating to the
     November  1, 2000 to October 31,  2001  policy  period was  recorded in the fourth  quarter  of  calendar  year  2001  when  received.  The  settlement allocated  to the  November  1, 2001 to October  31,  2002  policy year was amortized on a straight-line basis over that period.

     In addition,  the  settlement  provided that the insurance  broker would be given the  opportunity to broker the Company's  insurance  policies for the
     November  1,  2002  to  October  31,  2003  policy  period  if  the  broker demonstrated an insurance  premium cost savings of at least $600,000 versus other broker quotes.  In September 2002, the broker's premium quote was not lower and, in accordance with the settlement agreement, the broker paid the
     Company an additional $600,000 in December 31, 2002. The Company considered the matching  principle and amortized  this  $600,000  settlement  over the policy period November 1, 2002 to October 31, 2003.

Mortgage Notes Payable, page F-20
---------------------------------

2.   The  Company   accounted  for  the  2004  and  2005  refinancings  as  debt extinguishments  and new  loans  and  determined  that  EITF  96-19 was not applicable  because the extinguished  loans were repaid within three months of the maturity of the notes.  Background:  The Company  accounted  for the
     2005 and 2004  refinancings  as debt  extinguishments  in  accordance  with paragraph 16 of Financial  Accounting Standard Board Statement No. 140. The
     old mortgages were paid off with the proceeds from the new  mortgages.  Any unamortized  costs of the old  loans  were  expensed  in the  period of the refinancing. The Company considered the application of EITF 96-19 but since these  loans  were paid off in  accordance  with the terms of the  mortgage notes,  the Company  determined that the loans were not modified as defined in EITF 96-19. The Company extinguished the old loans and put new financing on the same properties with new loans.

     The  Company  acknowledges  that:  (i) the Company is  responsible  for the adequacy and accuracy of the disclosures in the filing; (ii) Securities and
     Exchange  Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission  from taking any action with respect to the filing;  and (iii) the Company may not assert staff comments as a defense in any  proceeding  initiated by the  Commission or any person under federal securities laws of the United States.

If you have any questions or need further clarification,  please do not hesitate to call me at 585-246-4161.

Sincerely,

HOME PROPERTIES, INC.

/s/ Robert J. Luken

Robert J. Luken
Senior Vice President, Chief Accounting Officer and Treasurer

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